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December 12, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

Re:	Health Sciences Acquisitions Corporation 2
Amendment No. 3 to Registration Statement on Form S-4
Filed November 22, 2022
File No. 333- 266660

Dear Ms. Gama:

On behalf of our client, Health Sciences Acquisitions Corporation 2 (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated December 7, 2022 (the “Comment Letter”) regarding Amendment No. 3 to the Company’s Registration Statement on Form S-4 (“Amendment No. 3”).

The Company has filed via EDGAR Amendment No. 4 to the Company’s Registration Statement on Form S-4 (“Amendment No. 4”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information. Please note that our responses below, insofar as relevant information relates to Orchestra BioMed, Inc. (“Orchestra”) or matters arising from Orchestra’s participation in the preparation of Amendment No. 4, are based on our discussions with and information received from Orchestra or its counsel, Paul Hastings LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 4. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4

Business of Orchestra

Advancing a High-Impact Pipeline, page 224

1.	We note your response to our previous comment 4 regarding next milestones and expected timing. Please revise to clearly state in the table or the footnotes whether an IDE or CTN has already been submitted for these trials or if they have not yet been submitted to give potential investors a better understanding of the timeline presented.

Response: Orchestra has revised footnote 7 on page 224 in response to the Staff’s comment.

Business of Orchestra

Clinical Results, page 247

2.	We refer to your revised disclosure on page 248 that eight SAEs out of 29 SAEs were “adjudicated as ‘highly probable’, ‘probable’, or ‘unlikely’ related to the index procedure and/or the investigational device.” Please revise to clearly explain the number of SAEs that are related to the procedure or device, and if these were all cardiac-related. You may separately disclose the number of SAEs that are “unlikely” to be related to the procedure or device.

Response: Orchestra has revised the disclosure on page 248 in response to the Staff’s comment.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 or Janeane Ferrari at (212) 407-4209 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

Copy:	Roderick Wong

Alice Lee

Health Sciences Acquisitions Corporation 2

Samuel Waxman, Esq.

Yariv Katz, Esq.

Keith Pisani, Esq.

Paul Hastings LLP